Exhibit 11

THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions - except per share amounts)

	Years Ended December 31,
	2013	2012	2011
Net Income	$1,165.4	$902.3	$1,015.5

Computation of Net Income Per Share
Average shares outstanding - Basic	599.1	603.3	632.3
Net effect of dilutive stock-based compensation	4.5	4.5	4.6
Total equivalent shares - Diluted	603.6	607.8	636.9

Basic: Net income per share	$1.95	$1.50	$1.61
Diluted: Net income per share	$1.93	$1.48	$1.59